Exhibit 99.58

Volaris Reports December and Full Year 2016 Traffic Results, 25% Passenger Growth and Record 86% Load Factor for Full Year 2016

MEXICO CITY--(BUSINESS WIRE)--January 6, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports December and full year 2016 preliminary traffic results.

During December and full year 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 21.6% and 18.9% year over year, respectively. Total demand, as measured in Revenue Passenger Miles (RPMs), for December and full year 2016 increased 19.5% and 23.9% year over year, respectively. Volaris transported a total of 1.5 million passengers during the month of December, an increase of 21.3% year over year. Full year 2016, Volaris transported over 15.0 million passengers, an increase of 25.2% year over year.

Full year 2016, Volaris increased domestic and international ASMs by 17.8% and 21.4%, respectively. Network load factor for the year 2016 reached 85.8%, an increase of 3.5 percentage points year over year.

During December 2016, Volaris launched one domestic route (Tijuana – Toluca) and two international routes (Denver – Monterrey and Guatemala – San Jose, Costa Rica).

The following table summarizes Volaris traffic results for the month and full year 2016.

	December 2016	December 2015	Variance	Full year 2016	Full year 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	964	825	16.8%	10,008	8,125	23.2%
International	476	380	25.3%	4,318	3,437	25.6%
Total	1,440	1,205	19.5%	14,326	11,562	23.9%
ASMs (in millions, scheduled & charter)
Domestic	1,130	968	16.8%	11,595	9,845	17.8%
International	583	440	32.3%	5,109	4,207	21.4%
Total	1,713	1,408	21.6%	16,704	14,052	18.9%
Load Factor (in %, scheduled)
Domestic	85.3%	85.3%	0.0 pp	86.3%	82.5%	3.8 pp
International	81.9%	86.3%	(4.4) pp	84.5%	81.6%	2.9 pp
Total	84.1%	85.6%	(1.5) pp	85.8%	82.3%	3.5 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,136	948	19.9%	12,001	9,616	24.8%
International	335	265	26.3%	3,004	2,367	26.9%
Total	1,471	1,213	21.3%	15,005	11,983	25.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 162 and its fleet from four to 69 aircraft. Volaris offers more than 332 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
For Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net